MANAGEMENT’S DISCUSSION & ANALYSIS – 2005 THIRD QUARTER

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2005. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This MD&A contains forward looking statements and information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.

General

The Company’s operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is completing the building of its first operating gold mine at its Tabakoto property in Mali. Production is targeted for December 2005 with first gold pour within a month thereafter, ramping up to rated capacity in Q1 2006. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits and is progressing its principal project, Bisha, to feasibility.

In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets may provide production growth opportunities for the Company following the start of production at Tabakoto.

In Eritrea in January 2005, after a four month interruption to work programs, the Company recommenced its exploration work and in February started the feasibility work on its Bisha project.

In August the Company built up its senior management team in adding Gerry Gauthier as Nevsun’s Chief Operating Officer and Stan Rogers as General Manager for Bisha and Eritrea.  Both are very experienced mining professionals.

Results of Operations

The loss from operations of $ 1,223,634 (2004-$1,332,534) for the quarter includes exploration costs of $ 831,510 (2004–$837,547), the non-cash charge of $299,393 (2004-$520,812) for stock-based compensation, foreign exchange loss of $5,982 (2004 – gain $16,182), investment income of $ 89,529 (2004-$404,967), royalty income of 253,000 (2004- nil). The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the Company’s stock price volatility over the past five years. Aside for the above noted five factors, total overheads for the three months, excluding the above noted five factors, was $429,278, which was approximately eight percent higher than the same period in 2004 ($395,324).

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2005 3rd	2005 2nd	2005 1st	2004 4th
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (1,223,634)	$ (2,734,080)	$ (3,021,666)	$ (1,843,122)
(c) Per share loss (basic & fully diluted)	$ (0.01)	$ (0.04)	$ (0.04)	$ (0.02)
	2004 3rd	2004 2nd	2004 1st	2003 4th
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (1,332,534)	$ (4,746,463)	$ (4,603,167)	$ (5,544,155)
(c) Per share loss (basic & fully diluted)	$ (0.02)	$ (0.06)	$ (0.06)	$ (0.10)

The 2004 and 2003 quarterly results have been re-stated for the change in accounting at the end of 2004 for exploration expenditures, so as to expense exploration costs as they are incurred.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; significant charges for exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment and royalty income:

 (1) exploration expenditures in Q3/2005 $  831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979,  Q3/2004 $837,547, Q2/2004 $3,733,654, Q1/2004 $3,709,394, Q4/2003 $4,714,045;

(2) stock-based compensation in Q3/2005 $ 299,393, Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140;

(3) investment income in Q3/2005 $ 89,529, Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734; and

(4)

royalty income in Q3/2005 $ 253,000; Q3/2004 $127,415; Q2/2004 $410,000.

Liquidity and Capital Resources

The Company’s working capital at September 30, 2005 was US$6 million. On October 25, 2005 the Company closed a financing of Cdn$40 million at a price of Cdn$2.25 per unit, each unit consisting of one common share and one half of a warrant to purchase a common share at Cdn$3.00 for a period of 3 years.  Accordingly at the time of writing this MD&A the Company’s working capital had increased by approximately US$32 million as a result of this financing (after allowing for costs of issue) and has been reduced by expenditures on construction in Mali and exploration/feasibility work in Eritrea.

As a result of a re-evaluation of the Tabakoto progress at the end of July, in August the Company commenced seeking additional capital from non-equity sources and had successfully advanced discussions to arrange a debt facility. Technical due diligence had been completed by late September and a debt facility was expected to be put in place.  In early October, the arrangers of the debt facility presented the Company with a pre-condition of an injection of cash through an  equity raise. This condition, together with foreseeable delays in final approvals by underlying syndicate banks and associated documentation requirements, caused the Company to re-appraise its finance strategy. The Company decided to forego the debt transaction and arranged the Cdn$40 million underwritten equity transaction. These funds are sufficient for the Company’s needs for the foreseeable future.  The funds will be used for the completion of Tabakoto, Eritrea exploration and the Bisha feasibility study, as well as provide working capital requirements for 2006.

Contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years
Long-Term Liabilities	382,414	0	0	382,414
Operations Purchase Obligations	27,400,000	3,800,000	19,225,000	4,375,000
Total Contractual Obligations	27,782,414	3,800,000	19,225,000	4,757,414

The long-term debt relates to a liability to the Government of Mali payable from operating cash flows. The long-term liabilities declined substantially from December 31, 2004 as a result of the elimination of the construction holdback.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Mineral Property Developments

Tabakoto – Mali

During the second quarter of 2004 Nevsun announced its decision to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production is now targeted for December 2005 with the first gold pour being subject to many variables, including construction, delivery constraints and mill testing, however is anticipated within a month of the start of production. The scheduled production rate averages approximately 100,000 ounces of gold per year at an ore processing rate of 2,000 tonnes per day.  These production rates should be reached in Q1 2006.

As previously announced, the construction project is behind original schedule and significantly over budget.  To September 30, 2005 the Company has spent $50 million on the construction in progress and a further $5.7 million on pre-strip mining.  Management expects the capital cost of the construction to total approximately $63 million.

Management has been very disappointed in the progress and performance of the contractor and has increased direct participation in the work.

By early November the Tabakoto project has been substantially advanced allowing the Company to forecast a December start.  The building of the tailings dam continues to be a critical path item, resulting in the Company taking over responsibility to ensure timely completion.

The operating plan for Tabakoto is to commence with the mining of the Tabakoto open pit, with a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala deposit is approximately 5 km from the Tabakoto infrastructure.

The Tabakoto deposit has been drilled to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto once surface operations have commenced. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

Exploration work on the 175 square kilometer diamond license that overlays the Tabakoto and Segala area, carried out in 2004, is in the evaluation stage. See the Company news release dated July 13, 2005. The Company is currently considering its strategic alternatives in progressing a very prospective opportunity.

Bisha – Eritrea

The exploration and feasibility related expenditures on the Bisha property in Eritrea was approximately $740,000 in Q3 2005 ($4.3 million in Q1&Q2 2005). Note 3 to the quarterly financial statements provides a breakdown of the various costs incurred. The reduced exploration activity in Q3 is the normal decline during the rainy season in Eritrea. Total exploration drilling by the Company on the property is now over  66,000 meters (virtually all diamond drilling).

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

Indicated	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08	1.04 m oz Au
Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87	585 m lb Cu
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04	1,680m lb Zn
Total tonnes		22,753.7

Inferred	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28	940 m lb Zn
Total tonnes		5,850.0

In February 2005 the Company formally engaged AMEC to commence a feasibility study for the Bisha Main Zone. The feasibility study is considering metallurgy, mining and processing methods, infrastructure and environmental impacts. It is anticipated that the study will be complete in mid 2006.  In parallel with the feasibility study, AMEC is also engaged in developing a scoping study to be completed in Q4 2005 which will allow the Company to indicate to shareholders the likely scale and direction of the Project.

In March 2005 the Company made an additional discovery of a massive sulphide zone (Harena) approximately 9.5 kilometers southwest of the Bisha Main deposit.  Also, exploration drilling at the Okreb property, contiguous to the Bisha exploration license, commenced in April 2005. The Eritrea exploration program continued through to the end of May and restarted in October.

Representative metallurgical samples were drilled under AMEC supervision during March 2005 and Geotechnical drilling for pit designs was completed in April 2005. The metallurgical samples were processed at SGS Lakefield’s laboratories in Ontario, with oversight by AMEC, and the results will be incorporated into the AMEC scoping study due for completion in Q4 2005. Additional metallurgical drilling was conducted in October 2005 to provide optimization test work for the Bisha feasibility study. These samples will also be processed at SGS Lakefield’s laboratories in Ontario.

The Bisha geological model is in the process of being updated as part of the Bisha feasibility study and will allow a mining reserve determination to be made.

Environmental base line and monitoring have been established in connection with the feasibility study and continue to be overseen by AMEC.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment as well as the value assigned to stock-based compensation expense. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Change in Accounting Policy

There have been no changes to accounting polices during the current fiscal period however prior periods have been restated to reflect the change in accounting for exploration costs that was effected in the annual 2004 financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

November 4, 2005